Exhibit 99.3

Hydrogenics Corporation

2011 Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of the Corporation. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting.” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditor’s report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been audited by the shareholders’ independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, and their report is provided herein.

Daryl C. F. Wilson President and Chief Executive Officer	Jennifer Barber Chief Financial Officer

March 27, 2012
Mississauga, Ontario

Hydrogenics Corporation

Management’s Report on Internal Control Over Financial Reporting

Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the Corporation’s consolidated financial statements;

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Corporation’s assets; and

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that the Corporation’s receipts and expenditures are made only in accordance with authorizations of management and the Corporation’s directors; and, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2011, the Corporation’s internal control over financial reporting was effective.
Daryl C. F. Wilson President and Chief Executive Officer	Jennifer Barber Chief Financial Officer

March 27, 2012
Mississauga, Ontario

Hydrogenics Corporation

Independent Auditor’s Report

To the Shareholders of Hydrogenics Corporation

We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010 and January 1, 2010 and the consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, and consolidated statements of changes in equity for the years ended December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31, 2011 and December 31, 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the IASB.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about Hydrogenics Corporation’s ability to continue as a going concern.

Chartered Accountants, Licensed Public Accountants

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)

	December 31 2011	December 31 2010	January 1 2010
Assets
Current assets
Cash and cash equivalents	$7,785	$7,881	$9,159
Restricted cash (note 26)	1,861	883	1,603
Trade and other receivables (note 6)	4,151	5,603	3,685
Grants receivable	126	572	490
Inventories (note 7)	9,315	8,376	11,746
Prepaid expenses	626	762	1,270
	23,864	24,077	27,953
Non-current assets
Restricted cash (note 26)	314	225	240
Property, plant and equipment (note 8)	1,790	1,871	2,889
Intangible assets (note 9)	152	200	280
Goodwill (note 10)	4,941	5,100	5,446
	7,197	7,396	8,855
Total assets	$31,061	$31,473	$36,808
Liabilities
Current liabilities
Trade and other payables (note 11)	$9,986	$6,584	$9,861
Provisions (note 12)	1,654	2,350	3,837
Unearned revenue	5,144	3,751	4,546
Warrants (note 14)	1,525	1,252	-
	18,309	13,937	18,244
Non-current liabilities
Other non-current liabilities (note 13)	1,979	2,100	2,555
Total liabilities	20,288	16,037	20,799
Equity
Share capital (note 14)	318,016	313,461	307,038
Contributed surplus	17,480	16,731	16,474
Accumulated other comprehensive loss	(884)	(705)	-
Deficit	(323,839)	(314,051)	(307,503)
Total equity	10,773	15,436	16,009
Total equity and liabilities	$31,061	$31,473	$36,808

Going concern (note 1), Contingencies and guarantees (notes 23 and 26)

Douglas Alexander Chairman	Norman Seagram Director

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years ended December 31,
(in thousands of US dollars, except for share and per share amounts)

	2011	2010
Revenues (note 29)	$23,832	$20,930
Cost of sales (notes 16 and 17)	18,344	15,504
Gross profit	5,488	5,426

Operating expenses
Selling, general and administrative expenses (notes 15, 16 and 17)	11,740	11,227
Research and product development expenses (notes 16, 17 and 18)	2,934	3,445
Litigation settlements (note 24)	-	(437)
Other losses	92	102
	14,766	14,337
Loss from operations	(9,278)	(8,911)

Finance income (expenses)
Interest income	41	37
Interest expense	(212)	(213)
Foreign currency gains	304	468
Foreign currency losses	(311)	(359)
Other finance (losses) gains, net (note 19)	(332)	2,433
Finance income (loss), net	(510)	2 ,366

Loss before income taxes	(9,788)	(6,545)
Income tax expense (note 20)	-	3
Net loss for the year	(9,788)	(6,548)

Exchange differences on translating foreign operations	(179)	(705)
Comprehensive loss for the year	$(9,967)	$(7,253)

Net loss per share
Basic and diluted (note 21)	$(1.58)	$(1.40)

Weighted average number of common shares outstanding (note 21)	6,180,048	4,689,504

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Changes in Equity
(in thousands of US dollars, except for share and per share amounts)

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance at January 1, 2010	3,701,987	$307,038	$16,474	$(307,503)	$-	$16,009
Comprehensive loss for the year	-	-	-	(6,548)	(705)	(7,253)
Issuance of common shares (note 14)	1,786,660	6,423	-	-	-	6,423
Adjustment for partial shares on share consolidation	(17)	-	-	-	-	-
Stock-based compensation expense (note 15)	-	-	257	-	-	257
Balance at December 31, 2010	5,488,630	313,461	16,731	(314,051)	(705)	15,436
Comprehensive loss for the year	-	-	-	(9,788)	(179)	(9,967)
Issuance of common shares (note 14)	1,115,245	4,542	-	-	-	4,542
Adjustment for partial shares on share consolidation	(2)	-	-	-	-	-
Issuance of common shares on exercise of stock options (note 15)	1,775	13	-	-	-	13
Stock-based compensation expense (note 15)	-	-	749	-	-	749
Balance at December 31, 2011	6,605,648	$318,016	$17,480	$(323,839)	$(884)	$10,773

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Cash Flows
Years ended December 31,
(in thousands of US dollars)

	2011	2010
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the year	$(9,788)	$(6,548)
Items not affecting cash:
Loss on disposal of assets	42	93
Amortization and depreciation	950	995
Other finance losses (gains), net (note 19)	332	(2,433)
Unrealized foreign exchange gains	209	(91)
Non-cash selling, general and administrative expenses	-	763
Stock-based compensation (note 15)	749	257
Portion of borrowings recorded as a reduction from research and product development expenses (note 13)	(913)	-
Imputed interest on long-term debt (note 13)	7	-
Net change in non-cash working capital (note 28)	4,717	(3,050)
Cash used in operating activities	(3,695)	(10,014)

Investing activities
(Increase) decrease in restricted cash	(1,067)	735
Proceeds from disposal of property, plant and equipment	10	112
Purchase of property, plant and equipment	(897)	(377)
Purchase of intangible assets	(22)	(3)
Cash provided by (used in) investing activities	(1,976)	467

Financing activities
Repayment of post-retirement benefit liability (note 13)	(101)	(97)
Repayment of repayable government contributions (note 13)	(269)	-
Proceeds of borrowings, net of transaction costs (note 13)	1,390	-
Common shares and warrants issued and exercised, net of issuance costs (note 14)	4,555	8,366
Cash provided by financing activities	5,575	8,269

Decrease in cash and cash equivalents during the year	(96)	(1,278)
Cash and cash equivalents - Beginning of year	7,881	9,159
Cash and cash equivalents - End of year	$7,785	$7,881

Supplemental disclosure
Income taxes paid	$2	$2
Interest paid	186	214

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 1.  Description of Business and Going Concern

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane, or PEM, technology. The Corporation has manufacturing plants in Canada and Belgium, a satellite facility in Germany and a branch office in Russia. Its products are sold throughout the world.

The Corporation is incorporated and domiciled in Canada. The address of the Corporation’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Corporation is a public corporation and its shares trade under the symbol “HYG” on the Toronto Stock Exchange (“TSX”) and under the symbol “HYGS” on the NASDAQ.

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern.

These events and conditions include the Corporation’s ability to generate profits and related positive operating cash flows, which requires the Corporation to increase its revenues. There are various uncertainties affecting the Corporation’s revenues, including the current market environment, the level of sales orders, the adoption of new technologies by customers, the continuing development of products by the Corporation, price competition, and the ability of customers to finance purchases.  In addition, the Corporation also requires additional funding in the form of debt or equity and there are uncertainties surrounding the Corporation’s ability to access additional capital, including the volatility in prevailing economic conditions in recent months and years.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improve operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund its operations as needed.

While the Corporation continues to pursue various initiatives to execute on its business plan, the success of these initiatives cannot be assured due to the uncertainties described above.

These consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not found to be appropriate for these consolidated financial statements, adjustments might be necessary to the carrying values of assets and liabilities and the reported expenses and consolidated balance sheet classifications; such adjustments could be material.

Note 2.  Basis of Preparation and Adoption of IFRS

The Corporation prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Corporation’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).  In these consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

These consolidated financial statements have been prepared in accordance with IFRS. Subject to certain transition elections disclosed in note 5, the Corporation has consistently applied the same accounting policies in its opening IFRS consolidated balance sheet at January 1, 2010 and throughout all years presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the Corporation's reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Corporation’s annual consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

The policies applied in these consolidated financial statements are based on IFRS policies effective as of December 31, 2011. The Board of Directors approved the consolidated financial statements on March 27, 2012.

Note 3.  Summary of Significant Accounting Policies, Judgments and Estimation Uncertainty

Summary of significant accounting policies

Basis of measurement
The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Basis of consolidation
The consolidated financial statements of the Corporation include the accounts of Hydrogenics and the consolidated accounts of all of its subsidiaries. All intercompany transactions, balances and unrealized gains on transactions between group companies have been eliminated. Unrealized losses have also been eliminated. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Corporation. Subsidiaries include all entities controlled by the Corporation. Control exists when the Corporation has the power to, directly or indirectly, govern the financial and operating policies. The existence and potential voting rights that are presently exercisable or convertible are considered when assessing whether the Corporation controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Corporation and are deconsolidated from the date on which control ceases.

Foreign currency translation
Items included in the financial statements of each consolidated entity in the Corporation’s consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which is the functional currency of Hydrogenics Corporation (“the parent company”).

The functional currency of the Corporation’s OnSite Generation segment is the euro, which is the currency of the primary economic environment in which the subsidiary operates. OnSite Generation primarily consists of the Corporation’s self-sustaining subsidiary located in Belgium. The financial statements of the subsidiary (“foreign operations”) are translated into US dollars as follows: assets and liabilities - at the closing rate at the dates of the balance sheets; and income and expenses - at the average rate during the year as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as cumulative translation adjustments.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

When an entity disposes of its entire interest in a foreign operation or loses control, joint control or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation that remains as a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary are reallocated between controlling and non-controlling interests.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Cash and cash equivalents and restricted cash
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of change in value. Cash and cash equivalents, including restricted cash, include cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments
Financial assets and financial liabilities are recognized on the trade date – the date on which the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Corporation classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i)
Financial assets and financial liabilities at fair value through profit or loss. A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The Corporation’s sole financial liability at fair value through profit or loss is warrants.

(ii)
Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Corporation’s loans and receivables comprise trade and other receivables, cash and cash equivalents, and restricted cash, and are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. Loans and receivables are initially recognized at fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

(iii)
Financial liabilities at amortized cost. Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long-term debt. Trade and other payables and long-term debt are initially recognized at fair value. Subsequently, trade and other payables are measured at amortized cost using the effective interest method. Repayable government contributions and long-term debt are recognized initially at fair value and subsequently at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains and losses, net.

Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Impairment of financial assets
At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Corporation recognizes an impairment loss on the financial asset, which is carried at amortized cost. The loss is determined as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset’s original effective interest rate. The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories
Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in first-out basis, and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method.   Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.  Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses. If carrying value exceeds the net realizable amount, a writedown is recognized. The writedown may be reversed in a subsequent period if the circumstances causing it no longer exist.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost can be measured reliably. The cost and accumulated depreciation of replaced assets are derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Test equipment	30% per annum
Furniture and equipment	20% per annum
Computer hardware	30% per annum
Automobiles	30% per annum

Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Construction-in-progress assets are not depreciated until such time they are available for use. Depreciation ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying value of the asset and are included as part of other gains and losses in the consolidated statements of operations and comprehensive loss.

Identifiable intangible assets and research and product development costs
The Corporation’s intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their estimated useful lives using the diminishing balance method at 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

The Corporation incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. To date, no product development costs have been capitalized.

Impairment of non-financial assets
Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available-for-use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGUs”). The recoverable value is the higher of an asset’s fair value less costs to sell and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists. Refer below under “Critical accounting estimates and judgments” for a detailed discussion on how the goodwill testing is performed. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination. A group of CGUs represents

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment. The Corporation has two CGUs, which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products. The goodwill recorded in the Corporation’s consolidated financial statements relates entirely to the OnSite Generation CGU. Goodwill is not amortized.

The Corporation evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

Provisions and product warranties
Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material. Additionally, the Corporation performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. Onerous contracts are those in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from the failure to fulfill it.

The Corporation typically provides a warranty for parts and/or labour for up to one year or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the Corporation estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed.

Legal obligations to retire tangible long-lived assets are recorded at the present value of expenditures expected to be required to settle the obligation at acquisition with a corresponding increase in asset value. These obligations include provisions to restore leased premises to their pre-occupied condition where required by certain property leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset. Any changes in estimates relating to the liability are accounted for prospectively from the period in which they arise.

Warrants
The Corporation has warrants outstanding, which can be settled in cash at the option of the holder in the case of certain defined transactions (“Fundamental Transactions”), such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction.  The Corporation has classified these warrants as a liability at issuance because of the cash settlement features associated with the warrants.  The fair value is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. The change in fair value during the period is included within other finance gains and losses, net.

Leases
In accordance with International Accounting Standard (“IAS”) 17, Leases, leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty the lessee will obtain ownership by the end of the lease term.

Research and product development funding
Funding for research and product development includes government and non-government research and product development support. Government research and product development funding is recognized when there is reasonable assurance the Corporation has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred.  Non-governmental funding is recognized when the Corporation becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred. Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Corporation receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured in accordance with the terms of IAS 39, Financial Instruments – Recognition and Measurement, as discussed above.

Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Corporation’s activities.

Revenue is recognized when the Corporation has transferred the significant risk and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Corporation, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably. Site commissioning revenue is recognized when the installation has been completed. Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns. Historical experience is used to estimate and provide for discounts and returns. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but delivery has not occurred, the Corporation recognizes revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand, identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms apply.

The Corporation also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple- elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a relative fair value basis. If elements are not separately identifiable components, revenue recognition is deferred until all revenue recognition criteria have been met. The revenue recognition policy described above is then applied to each unit of accounting.

Revenues from long-term contracts, such as customer specific product development contracts are recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion. Under

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction.  The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Corporation, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Revenue on a given contract is recognized proportionately with its percentage of completion. The stage of completion is measured on the basis of direct expenses incurred as a percentage of the total direct expenses to be incurred.

If circumstances arise that may change the estimates of revenues, the remaining costs or extent of progress toward completion, estimates of revenues are revised.  These revisions may result in increases or decreases in estimated revenues or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, revenue is recognized by reference to the state of completion of the transaction at the end of the reporting period.

Cash received in advance of revenue being recognized is classified as unearned revenue.

Cost of sales
Cost of product sales includes the cost of finished goods inventory and costs related to shipping and handling. Cost of service sales includes direct labour and additional direct and indirect expenses.

Share capital
Common shares are classified as equity.  Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Employee benefits

Post-retirement benefit liability
The Corporation has a post-retirement benefit obligation.  The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary and is recognized in the consolidated balance sheets at the present value of the obligation at the consolidated balance sheet dates. Actuarial gains and losses are recognized in full in the consolidated statements of operations and comprehensive loss in the period in which they occur. Current service cost and the interest arising on the pension liability are included in the same line items in the consolidated statements of operations and comprehensive loss as the related compensation cost. Each year, the liability is adjusted for cash payments, accreted interest, actuarial gains and losses and foreign exchange movement impact.

Stock-based compensation
The Corporation’s stock-based compensation plans are summarized below:

(i)
Stock options. The Corporation grants stock options to certain employees. Stock options vest 25% one year from the date of grant and quarterly thereafter over three years and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period, and is based on the estimated number of instruments expected to vest, which are then re-estimated at the reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates.

(ii)
Deferred share units (“DSU”). The cost of the Corporation’s DSUs is charged to selling, general and administrative expenses using the graded vesting method. The DSUs can be settled in cash or common shares at the option of the holder. The fair value of the vested share units is determined using the Black-Scholes option pricing model and revalued at the end of each reporting period until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within trade and other payables, for the fair value of the vested DSUs.

(iii)
Restricted share units (“RSU”). The cost of the Corporation’s RSUs is charged to selling, general and administrative expenses using the graded vesting method. Since the RSUs will be settled in cash, the fair value of the vested share units is revalued at the end of each reporting period until the settlement date. The Corporation uses the Black-Scholes option pricing model, including its best estimate of the total number of units that will vest. The Corporation has set up a liability in the consolidated balance sheets, included within trade and other payables for the fair value of the RSUs.

Income taxes
Income tax expense comprises current income tax expense and deferred income tax expense. Income tax expense is recognized in the consolidated statements of operations and comprehensive loss, except to the extent that it relates to items recognized directly in comprehensive loss or equity, in which case, income taxes are also recognized directly in comprehensive loss or equity. If business combinations occur, income taxes may also be recognized in the business combination. Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted, or substantively enacted at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years.

In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry-forwards of unused tax losses and carry-forwards of unused tax credits. Deferred income taxes arise between the tax base (the amount attributed to the asset or liability for income tax purposes rather than the amount used in the computation of taxable income) and their carrying values in the consolidated financial statements as well as on unused tax losses and tax credits. Deferred income taxes are determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled. Deferred income tax assets are recognized to the extent that it is probable these assets can be recovered.

Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

is not deductible for tax purposes. Deferred income tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination. Deferred income tax assets and liabilities are presented as non-current.

Net loss per share
Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the year for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later, unless they were anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of stock options and warrants to acquire common shares.

Significant accounting judgments and estimation uncertainties

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Corporation to make estimates include goodwill impairment testing, warranty provisions, warrants, repayable government contributions, and the post-retirement benefit liability.

These estimates and judgments are further discussed below:

(i)	Goodwill impairment testing

The Corporation performed tests for impairment of goodwill at January 1, 2010, December 31, 2010 and December 31, 2011 with the details surrounding these impairment tests discussed below.

The goodwill recorded in the consolidated financial statements relates entirely to the OnSite Generation CGU. The Corporation’s assumptions used in testing goodwill for impairment are affected by current market conditions, which may affect expected revenue.  In addition, while the Corporation continues to implement cost saving initiatives, operating costs may increase more significantly than expected. The Corporation also has significant competition in certain markets in which it operates, which may impact its revenues and operating costs. The recoverable amount of the OnSite Generation CGU was estimated based on an assessment of fair value less costs to sell using a discounted cash flow approach. This approach uses cash flow projections over a three- year period based on budgets approved by management and management’s best estimate of the expectations of market participants. Cash flows thereafter are extrapolated using the estimated annual growth rates and terminal growth rates listed below. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future assessments of the recoverable amount for the OnSite Generation CGU and the Corporation would be required to recognize an impairment loss. As at January 1, 2010,

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

December 31, 2010 and December 31, 2011, the Corporation’s estimate of the recoverable amount for the OnSite Generation CGU exceeded its respective carrying value by approximately $1,900, $2,000, and $8,200 (30%, 30% and 167%), respectively. The following are key assumptions on which management based its determinations of the recoverable amount for goodwill:

	December 31 2011	December 31 2010	January 1 2010
Gross margin	26% - 30%	24% - 28%	26% - 31%
Average growth rate used to extrapolate cash flows beyond the budget period	7%	4%	8%
Terminal growth rate (2024 and beyond)	2.5%	2.5%	3%
After-tax discount rate	23%	28%	28%

The Corporation determined the gross margin based on past performance and its expectations for market development. The terminal growth rates used are consistent with forecasts included in industry reports. The after-tax discount rates used reflect specific risks in relation to the OnSite Generation CGU.

(ii)	Warranty provision

As noted above, the Corporation typically provides a warranty for parts and/or labour for up to one year or based on time of shipment or commissioning or based on certain operating specifications, such as hours of operation. Management considers historical field data, results of internal testing and, in certain circumstances, application, in determining the value of this provision.

(iii)	Warrants

As noted above, the Corporation has warrants outstanding that can be settled in cash at the option of the holder in the case of Fundamental Transactions. The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The key estimates and judgment used by management in arriving at the fair value of these warrants at the end of each period is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. The fair value is determined on the assumption that both the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced (in the event the Corporation completes a share offering, whereby the price per common share of such an offering is lower than the current exercise price) are remote.

Key assumptions included the following:

	December 31, 2011		December 31, 2010		January 1, 2010
	Series A	Series B	Series A	Series B	Series A	Series B
Market price of common shares	$5.25	$5.25	$3.76	$3.76	$10.00	$10.00

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Risk-free interest rate	1.18%	1.18%	1.74%	1.95%	2.83%	3.00%
Term to maturity	3 years	3.5 years	4 years	4.5 years	5 years	5.5 years
Volatility	72%	77%	86%	84%	80%	78%

(iv)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 (as discussed in note 13), the Corporation was obligated to pay royalties related to the sale of certain of its products. Prior to January 2011, the financial liability was measured as the net present value of future royalties owed, which was based on a percentage of revenues generated over a specific time period.  The key assumptions used in the valuation prior to January 2011 were projected annual revenues and a discount rate of 14%.

Subsequent to January 2011, this liability is measured at the net present value of future specified payments, plus an additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$800, whichever shall be the lesser amount. The key assumptions used in the valuation are the estimate of net proceeds of all equity instrument financing transactions on or before September 30, 2017 and the discount rate of 14%.

(v)	Long-term debt

As described in note 13, the Corporation has entered into a loan agreement with the Province of Ontario Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. The financial liability was measured as the net present value of future cash flows.

The key assumptions used in determining the fair value of the loan are as follows:

-
Certain criteria, such as the retention and creation of a specified number of jobs will be met and hence, the loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement and bear interest at a rate of 3.67% after this five-year period. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

-	A discount rate of 15.5%, which represents the best estimate of the market rate of interest for similar loans.

Note 4. Accounting Standards Issued But Not Yet Applied

The IASB has issued the following standards, which have not yet been adopted by the Corporation. The Corporation has not yet begun the process of assessing the impact the new and amended standards will have on its consolidated financial statements. The Corporation does not expect to adopt these new and amended standards before their effective dates.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The following is a description of the new standards effective for annual periods beginning on or after January 1, 2013, with earlier application permitted:

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model with only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (“OCI”). Where equity instruments are measured at fair value through OCI, dividends are recognized in profit or loss to the extent they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI.

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements.

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint
Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures, and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

IAS 19, Employee Benefits, has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in OCI as they arise, without subsequent recycling to net income. This is consistent with the Corporation’s current accounting policy. Past service cost (which will now include curtailment gains and losses) will no longer be recognized over a service period but instead will be recognized immediately in the period of a plan amendment. Pension benefit cost will be split between: (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past service cost, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component will be calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification, including redefining short-term and other long-term benefits, guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing features, and expanded disclosures.

The following is a description of the new standards effective for annual periods beginning on or after July 1, 2012, with earlier application permitted:

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before income taxes will be required to show the amount of income tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

Note 5. Transition to IFRS

Overview

The effect of the Corporation’s transition to IFRS, described in note 2, is summarized as follows: (i) transition elections; (ii) reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS; (iii) explanatory notes; and (iv) adjustments to the consolidated statements of cash flows.

(i)	Transition elections

The adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of the Corporation’s first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment. The Corporation has applied the following transitional exceptions and exemptions to full retrospective application of IFRS in its preparation of an opening IFRS consolidated balance sheet as at January 1, 2010, the Corporation’s “transition date”:

a)
To elect not to apply retrospective treatment to certain aspects of IAS 21, The Effect of Changes in Foreign Exchange Rates, and deem the cumulative translation differences for all foreign operations to be zero at the transition date.

b)
To apply IAS 23, Borrowing Costs (“IAS 23”), prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

c)	To apply IFRS 2, Share-based Payments, retrospectively only to awards that were issued after November 7, 2002 and had not vested by the transition date.

d)
To apply IFRS 3, Business Combinations, prospectively from the transition date and, therefore, not restate business combinations that took place prior to the transition date. As such, Canadian GAAP balances relating to business combinations entered into before the transition date, including goodwill, have been carried forward without adjustment.

e)
To apply the transition provisions of International Financial Reporting Interpretations Committee 4, Determining Whether an Arrangement Contains a Lease, to determine whether arrangements existing at the transition date contain a lease based on the circumstances existing at the transition date, rather than the historical date.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Corporation’s opening IFRS consolidated balance sheet as at the transition date are consistent with those made under current Canadian GAAP.

The Corporation’s transition date IFRS consolidated balance sheet is included as comparative information in the consolidated balance sheets in these consolidated financial statements.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

(ii)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

	December 31, 2010			January 1, 2010
Assets	Cdn GAAP	Adj.	IFRS	Cdn. GAAP	Adj.	IFRS
Current assets
Cash and cash equivalents	$7,881	$-	$7,881	$9,159	$-	$9,159
Restricted cash	883	-	883	1,603	-	1,603
Trade and other receivables	5,603	-	5,603	3,685	-	3,685
Grants receivable	572	-	572	490	-	490
Inventories	8,376	-	8,376	11,746	-	11,746
Prepaid expenses	762	-	762	1,270	-	1,270
	24,077	-	24,077	27,953	-	27,953
Non-current assets
Restricted cash	225	-	225	240	-	240
Property, plant and equipment	1,871	-	1,871	2,889	-	2,889
Intangible assets	200	-	200	280	-	280
Goodwill	5,100	-	5,100	5,446	-	5,446
	7,396	-	7,396	8,855	-	8,855
Total assets	$31,473	$-	$31,473	$36,808	$-	$36,808
Liabilities
Current liabilities
Trade and other payables (note 5 (iii)(a)(b))	$10,096	$(3,512)	$6,584	$14,782	$(4,921)	$9,861
Provisions (note 5 (iii)(a))	-	2,350	2,350	-	3,837	3,837
Unearned revenue	3,751	-	3,751	4,546	-	4,546
Warrants (note 5 (iii)(d))	-	1,252	1,252	-	-	-
	13,847	90	13,937	19,328	(1,084)	18,244
Non-current liabilities
Other non-current liabilities (note 5 (iii) (b),(c))	-	2,100	2,100	-	2,555	2,555
	13,847	2,190	16,037	19,328	1,471	20,799
EQUITY
Share capital (note 5 (iii)(d))	316,167	(2,706)	313,461	307,038	-	307,038
Contributed surplus (note 5 (iii)(e))	16,992	(261)	16,731	16,713	(239)	16,474
Accumulated other comprehensive income (loss) (note 5 (iii)(g))	(6,181)	5,476	(705)	(5,476)	5,476	-
Deficit (note 5 (iii)(h))	(309,352)	(4,699)	(314,051)	(300,795)	(6,708)	(307,503)
Total equity	17,626	(2,190)	15,436	17,480	(1,471)	16,009
Total equity and liabilities	$31,473	$-	$31,473	$36,808	$-	$36,808

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	Year ended December 31, 2010
	Canadian GAAP	Adj.	IFRS
Revenues	$20,930	$-	$20,930
Cost of sales	15,504	-	15,504
Gross profit	5,426	-	5,426

Selling, general and administrative expenses (note 5 (iii) (d)(e)(f))	10,228	999	11,227
Research and product development expenses	3,445	-	3,445
Litigation settlements	(437)	-	(437)
Other losses	102	-	102
Depreciation of property, plant and equipment (note 5 (iii)(f))	690	(690)	-
Amortization of intangible assets (note 5 (iii)(f))	96	(96)	-
	14,124	213	14,337
Loss from operations	(8,698)	213	(8,911)

Interest income	37	-	37
Interest expense (note 5 (iii)(c))	(2)	(211)	(213)
Foreign currency gains	468	-	468
Finance currency losses	(359)	-	(359)
Other finance gains, net (note 5 (iii)(c)(d))	-	2,433	2,433
Finance income, net	144	2,222	2,366

Loss before income taxes	(8,554)	2,009	(6,545)
Current income tax expense	3	-	3
Net loss for the year	(8,557)	2,009	(6,548)

Exchange differences on translating foreign operations	(705)	-	(705)
Comprehensive loss for the year	$(9,262)	$2,009	$(7,253)

(iii)	Explanatory notes

a)
Warranties and other provisions. Under IFRS, warranty and other provisions, which were classified as accounts payable and accrued liabilities in Canadian GAAP consolidated financial statements have been reclassified as provisions. Refer to note 12 for further discussion.

b)
Post-retirement benefit liability. The Corporation has a liability for a post-retirement benefit obligation, which is unfunded and payable in Canadian dollars. This liability was classified in accounts payable and accrued liabilities in the Canadian GAAP consolidated financial statements.  In preparing the IFRS consolidated balance sheet, the non-current portion of this financial liability has been classified in other non-current liabilities. The amounts of this reclassification at January 1, 2010 and December 31, 2010 were $1,084 and $1,162, respectively.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

c)
Repayable government contributions. The Corporation has received government contributions related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 (as discussed in note 13), the Corporation was obligated to pay royalties related to the sale of certain of its products.  Under the terms of IAS 39, there is a requirement for this contract to be recorded as a financial liability under IFRS.  The financial liability is measured as the net present value of future royalties owed, which are based on a percentage of revenues generated over a specific time period (see note 13 (ii) for further details). Under Canadian GAAP, the royalty obligation was accrued at the time of sale.  The adjustments to the values of this financial liability at January 1, 2010 and December 31, 2010 were $1,471 and $938, respectively.  Changes in the value of this financial liability of $(744) have been recorded in other finance gains and losses, net and interest accretion of $211 has been recorded in interest expense for the year ended December 31, 2010, respectively.

d)
Warrants. As described in note 14, on January 14, 2010, the Corporation issued 500,002 warrants, pursuant to a registered direct offering (the “Offering”). The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation. The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. For Canadian GAAP, the Corporation has included the warrants within share capital because it was not probable that a Fundamental Transaction would occur. Under IFRS, the Corporation is required to classify these warrants as a liability at the time of their issuance because of the cash settlement features associated with the warrants. The Corporation measured the fair value of these warrants under IFRS at the time of issuance as $2,941, and $1,252 at December 31, 2010. The fair value as determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. Transaction costs incurred and applicable to the warrants of $235 have been included in selling, general and administrative expenses for the year ended December 31, 2010. The change in fair value during the year ended December 31, 2010 of $1,689 is included within net loss for IFRS.

e)
Stock-based compensation. Under IFRS, stock-based compensation cost is based on the estimated number of instruments expected to vest, which are then re-estimated at reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, DSUs and RSUs can be accounted for in the period in which the forfeiture occurs.

f)
Amortization and depreciation. Amortization and depreciation presented separately on the consolidated statement of operations and comprehensive loss under Canadian GAAP has been reclassified and included in selling, general and administrative expenses.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

g)	Accumulated other comprehensive loss. A summary of transition adjustments to the Corporation’s accumulated other comprehensive loss from Canadian GAAP to IFRS is as follows:

	December 31 2010	January 1 2010
Accumulated other comprehensive loss, as reported under Canadian GAAP	$(6,181)	$(5,476)
Cumulative translation adjustment (note 5 (i)(a))	5,476	5,476
Accumulated other comprehensive loss, as reported under IFRS	$(705)	$-

h)	Deficit. A summary of transition adjustments to the Corporation’s accumulated deficit from Canadian GAAP to IFRS is as follows:

	December 31 2010	January 1 2010
Accumulated deficit, as reported under Canadian GAAP	$(309,352)	$(300,795)
Repayable government contributions (note 5 (iii)(c))	(938)	(1,471)
Warrants (note 5 (iii)(d))	1,454	-
Stock-based compensation (note 5 (iii)(e))	261	239
Cumulative translation adjustment (note 5 (i)(a))	(5,476)	(5,476)
Accumulated deficit, as reported under IFRS	$(314,051)	$(307,503)

(iv)	Adjustments to the consolidated statements of cash flows. The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Corporation.

(v)	Explanatory notes. Additional IFRS information for the year ended December 31, 2010 is as follows:

a)
Goodwill. The Corporation tests, at least annually, whether goodwill suffered any impairment, in accordance with the accounting policy in note 3. Please refer to note 3 for further information regarding critical estimates made and methodology used in testing goodwill for impairment at January 1, 2010 and December 31, 2010.

Note 6.  Trade and Other Receivables

	December 31 2011	December 31 2010
Trade accounts receivable	$3,664	$5,017
Less: Allowance for doubtful accounts (note 30)	(198)	(111)
Goods and services tax and other receivables	685	697
	$4,151	$5,603

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 7. Inventories

	December 31 2011	December 31 2010
Raw materials	$3,275	$2,702
Work-in-progress	4,542	3,700
Finished goods	1,498	1,974
	$9,315	$8,376

During the year ended December 31, 2011, the Corporation recorded provisions of $327 (2010 - $513) and reversed previously accrued provisions totalling $390 (2010 - $656). Previously accrued net realizable value inventory provisions were reversed as a result of the recovery for production of inventory parts in subassemblies, which were previously written off. During the year ended December 31, 2011, approximately $13,266 (2010 - $11,644) of inventories was expensed in cost of sales.

Note 8. Property, Plant and Equipment

	December 31 2011	December 31 2010

Test Equipment
At cost	$5,078	$4,750
Accumulated depreciation	(5,060)	(4,611)
Net carrying amount	18	139

Furniture and Equipment
At cost	3,634	4,637
Accumulated depreciation	(2,544)	(3,339)
Net carrying amount	1,090	1,298

Computer Hardware
At cost	643	911
Accumulated depreciation	(500)	(750)
Net carrying amount	143	161

Leasehold Improvements
At cost	1,079	612
Accumulated depreciation	(540)	(343)
Net carrying amount	539	269

Automobiles
At cost	499	521
Accumulated depreciation	(499)	(517)
Net carrying amount	-	4

Total Property, Plant and Equipment	$1,790	$1,871

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous years are set out below.

	Test Equipment		Furniture and Equipment		Computer Hardware		Leasehold Improvements		Automobiles
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Carrying amount at beginning of year	$139	$455	$1,298	$1,661	$161	$227	$269	$171	$4	$9
Additions	57	-	287	641	69	34	488	257	-	-
Disposals	(56)	(93)	(12)	(719)	(23)	-	-	(113)	-	-
Impairment	-	-	-	-	-	-	-	-	-	-
Depreciation expense	(122)	(222)	(472)	(531)	(64)	(97)	(218)	(44)	(4)	(5)
Foreign currency exchange	-	(1)	(11)	246	-	(3)	-	(2)	-	-
Carrying amount at end of year	$18	$139	$1,090	$1,298	$143	$161	$539	$269	-	$4

Test equipment under construction, at December 31, 2011, not yet subject to depreciation, amounted to $38 (2010 - $39).

Depreciation of $771 (2010 - $690) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses and $109 (2010 - $209) is included in cost of sales.

Note  9. Intangible Assets

	December 31 2011	December 31 2010
Computer Software
At cost	$1,753	$1,741
Accumulated amortization	(1,601)	(1,541)
Total Intangible Assets	$152	$200

Reconciliations of the carrying amount of intangible assets at the beginning and end of the current and previous years are set out below.

	Computer Software
	2011	2010

Carrying amount at beginning of year	$200	$286
Additions	22	3
Disposals	-	-
Impairment	-	-
Amortization expense	(70)	(96)
Foreign currency exchange	-	7
Carrying amount at end of year	$152	$200

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Amortization of $70 (2010 - $96) is included in the consolidated statement of operations and comprehensive loss in selling, general and administrative expenses.

Note 10. Goodwill

Reconciliations of the carrying amounts of goodwill at the beginning and end of the current and previous years are set out below.

	December 31 2011	December 31 2010
Carrying amount at beginning of year	$5,100	$5,446
Foreign currency exchange	(159)	(346)
Carrying amount at end of year	$4,941	$5,100

Note 11. Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	December 31 2011	December 31 2010
Trade accounts payable	$4,181	$2,153
Accrued payroll and related compensation	1,838	717
Supplier accruals	1,218	769
Liabilities for compensation plans indexed to our share price	1,148	675
Current portion repayable government contributions	416	338
Accrued professional fees	227	497
Current portion post-retirement benefit liability	100	100
Facility accruals	12	397
Other	846	938
	$9,986	$6,584

Note 12. Provisions

Changes in the Corporation’s aggregate provisions for the years ended December 31, 2011 and 2010 are as follows:
	Warranties (note 3)	Legal Claims	Other Provisions	Total
At January 1, 2011	$2,350	$-	$-	$2,350
Additional provisions	1,040	-	-	1,040
Utilized during the year	(811)	-	-	(811)
Unused amounts reversed	(870)	-	-	(870)
Foreign exchange differences	(55)	-	-	(55)
At December 31, 2011	$1,654	$-	$-	$1,654

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	Warranties (note 3)	Legal Claims	Other Provisions	Total
At January 1, 2010	$3,185	$-	$652	$3,837
Additional provisions	1,580	1,000	-	2,580
Utilized during the year	(1,518)	(763)	(652)	(2,933)
Unused amounts reversed	(543)	(237)	-	(780)
Foreign currency differences	(354)	-	-	(354)
At December 31, 2010	$2,350	$-	$-	$2,350

Note 13. Other Non-current Liabilities

Other non-current liabilities are as follows:

	December 31 2011	December 31 2010
Non-current post-retirement benefit liability (i)	$757	$1,162
Non-current repayable government contributions (ii)	723	938
Long-term debt (iii)	499	-
	$1,979	$2,100

(i)	Post-retirement benefit liability
The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary. The key assumptions used in this valuation are the expected life of the beneficiary of approximately 5.5 years and the discount rate of 3.36%. During the year ended December 31, 2011, there was a change in the actuarial valuation.

The change in the fair value of this liability of ($405) (2010 - $78) during the year ended December 31, 2011 has been recorded in other finance gains and losses, net.  The present value of the unfunded obligation recognized in the consolidated balance sheets at December 31, 2011 is $857 (2010 - $1,262).

(ii)	Repayable government contributions
The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”) entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of CA$5,873 of funding from TPC.  Pursuant to an amendment to the TPC Agreement, Stuart Energy received an additional CA$1,410 of funding. Stuart Energy undertook to repay future royalty payments until such time as CA$17,400 (the “Repayable Loan Amount”) was paid. The amended agreement required Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of revenues of Stuart Energy reaching a minimum of CA$90,000 or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy was required to commence payments to TPC at 0.53% of Stuart Energy’s annual gross business revenues for a period of 12 years or until the Repayable Loan Amount was fully repaid.

The carrying value of the financial liability for the TPC Agreement at December 31, 2010 (see note 5 (iii)(c)) was determined by taking the net present value of royalties owed, based on 0.53%

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

of actual and estimated future revenues generated between April 2007 and April 2019, using an effective interest rate of 14%.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, a total of CA$1,500 will be paid to Industry Canada in quarterly instalments commencing in January 2011 and continuing until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before  September 30, 2017 or the sum of CA$800, whichever will be the lesser amount, will be paid to Industry Canada (“the Contingent Amount”).

The Amendment was not determined to be a significant modification of the TPC Agreement for accounting purposes. Accordingly, as at the date of the Amendment, the carrying value of the liability was adjusted to $1,158, determined by taking the net present value of the CA$1,500 due in accordance with the Amendment plus $285, which represented the Corporation’s best estimate of the Contingent Amount, using the effective interest rate inherent in the original TPC Agreement of 14%. The values of the liability as at December 31, 2011 and December 31, 2010 were $1,139 and $1,276, of which the current portions of $416 and $338 were included in trade and other payables, respectively.

The change in the fair value of this liability of $59 (2010 - ($744)) and interest accretion of $173 (2010 - $211) during the year ended December 31, 2011 have been recorded in other finance gains and losses, net and interest expense, respectively.

(iii)	Long-term debt
In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements.  These conditions differ for each disbursement and are dependent on the execution of certain commercial events.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest-free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

During 2011, the Corporation drew down CA$1,500 and incurred CA$40 of related transaction costs. The fair value of this loan was $499 as at December 31, 2011. The difference between the fair value of the loan and the proceeds received totalling $913 has been recorded as research and product development funding (see note 3).

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 14. Share Capital

Share consolidation
On February 8, 2010, the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the NASDAQ Global Market. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The Corporation has amended the disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2009.

Strategic alliance with CommScope
On August 9, 2010, the Corporation entered into a strategic alliance with CommScope Inc. (“CommScope”), a global leader in infrastructure solutions for communications networks, that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in the Corporation. Pursuant to the terms of the agreement, the Corporation will use the proceeds to develop next-generation power modules for telecom related backup power applications to be incorporated by CommScope in its products sold to customers worldwide.

Under the agreement, CommScope agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches for a maximum aggregate purchase price of $8,500. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3,237 ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $763 ($3.68 per share). The Corporation incurred issuance costs of $234 in connection with the issuance of the first and second tranches.

The third tranche closed on March 31, 2011 and consisted of 488,998 common shares for an aggregate purchase price of $2,000 ($4.09 per share).  The Corporation incurred issuance costs of $8 in connection with the issuance of the third tranche.

The fourth tranche closed on June 30, 2011 and consisted of 611,247 common shares for an aggregate purchase price of $2,500 ($4.09 per share).  The Corporation incurred issuance costs of $5 in connection with the issuance of the fourth tranche.

The Agreement provides, among other things, that CommScope will have certain participation rights, in future financings and, subject to the maintenance of certain ownership requirements, will have the right to have one non-voting observer on the Board of Directors of the Corporation. The Corporation and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation has granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope on the occurrence of specified events (such as the Corporation becoming insolvent or exiting the fuel cell business).

Registered direct offering
On January 14, 2010, the Corporation issued units pursuant to the “Offering” with two institutional investors, resulting in gross proceeds of $5,000 before placement agent’s fees and other offering expenses of $400. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”), dated January 11, 2010, between the Corporation, Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”). Under the terms of the Offering, the Corporation sold 12,500,000 units for $0.40 per unit (500,000 units and $10.00 per unit, respectively, on a post-consolidated basis). The units consisted of 12,500,000 shares (500,000 units on a post-consolidated basis) of the Corporation and warrants for the purchase of one common share for each common share purchased; 5,983,886 (239,356 on a post-consolidated basis) of these warrants (the “Series A warrants”) are exercisable at any time until January 14, 2015, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). The remaining 6,516,114 warrants (260,646 on a post-consolidated basis) (the “Series B warrants”) are exercisable for a period of five years beginning on July 15, 2010, at an exercise price of $0.52 per common share

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

($13.00 on a post-consolidated basis). Under the terms of the Offering, Alpha and Iroquois each paid $2,500 for 6,250,000 common shares, 2,992,200 Series A warrants and 3,250,075 Series B warrants (250,000 common shares, 119,688 Series A warrants and 130,323 Series B warrants on a post-consolidated basis) of the Corporation.  The exercise price of the Series A and B warrants is reduced if the Corporation completes a share offering, whereby the price per common share of such an offering is lower than $13.00 per common share (post- consolidation).  As a result of the investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants issued to each of Alpha and Iroquois was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black Scholes value on the date of the Fundamental Transaction. The Corporation has included the warrants within liabilities at issuance because of the cash settlement features associated with the warrants.  The Corporation has measured these warrants at fair value at the time of issuance as $2,941, at December 31, 2010 as $1,252 and at December 31, 2011 as $1,525.  The fair value was determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. The change in fair value during the year of $273 (2010 - ($1,689)) is included within other finance gains and losses, net.

On February 23, 2010, Alpha filed suit against the Corporation and two of its officers in the Supreme Court of the State of New York (County of New York), regarding the Corporation’s share consolidation, which was announced on February 8, 2010. At March 31, 2010, the Corporation accrued $1,000 of non-cash litigation settlements in anticipation of the expected costs to settle this matter. This amount was classified in provisions on the consolidated balance sheets. On May 21, 2010, the Corporation settled these claims by issuing 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States. Under the terms of each settlement agreement, the Corporation filed with the U.S. Securities and Exchange Commission a registration statement on Form F-3 covering the resale of the 100,000 common shares issued to each of Alpha and Iroquois. The value of the common shares issued to settle this matter was $763.

During the year ended December 31, 2011, 15,000 Series A warrants were exercised at the reduced exercise price of $3.68 per common share for gross proceeds of $55.

Note 15. Stock-based Compensation

Stock option plan
During 2000, the Corporation adopted an employee stock option plan. At December 31, 2011, the number of common shares that may be issued under the stock option plan was 535,142 (2010 - 480,000). At December 31, 2011, 133,309 common shares had been issued through the exercise of stock options under this plan. Of the remaining 401,833 available common shares, 350,936 have been granted as stock options that were outstanding at December 31, 2011.  All options are for a term of ten years from the date of grant and vest over four years, unless otherwise determined by the Board of Directors.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

A summary of the Corporation’s employee stock option plan activity is as follows:

	2011		2010		2009
	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)
Outstanding, beginning of year	286,545	51.55	243,503	65.00	245,191	91.00
Granted	304,935	5.79	73,332	4.91	77,144	13.25
Exercised	(1,775)	4.91	-	-	(5,760)	7.25
Surrendered	(159,276)	25.45	-	-	-	-
Forfeited	(53,536)	13.43	(28,242)	46.82	(71,148)	97.75
Expired	(25,957)	227.99	(2,048)	90.50	(1,924)	268.50
Outstanding, end of year	350,936	16.69	286,545	51.55	243,503	65.00
Options exercisable, end of year	59,655	69.30	165,600	82.57	131,824	106.50

The following table summarizes information about the Corporation’s stock options outstanding as at December 31, 2011:

Exercise price CA$	Number outstanding at December 31 2011	Weighted average remaining contractual life	Weighted average exercise price (CA$)	Number exercisable at December 31 2011	Weighted average exercise price (CA$)

4.91 – 4.92	49,025	8.26	4.91	17,650	4.91
4.93 – 5.03	136,324	9.44	5.03	-	-
5.04 – 6.96	120,000	9.25	6.96	-	-
6.97 – 21.89	17,990	6.77	13.81	14,408	13.91
21.90 – 300.00	27,597	2.18	139.39	27,597	139.39
	350,936	8.50	16.69	59,655	69.30

During the year ended December 31, 2011, 304,935 (2010 - 73,322) stock options with a weighted average aggregate fair value of $872 ($2.86 per option) at the date of grant (December 31, 2010 - $218 ($2.97 per option)) were issued to employees. The fair value of the stock options granted to employees during 2011 and 2010 was determined using the Black-Scholes option pricing model, with the following weighted average assumptions:

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	December 31 2011	December 31 2010
Risk-free interest rate (%)	2.16%	2.58%
Expected volatility (%)	77%	83%
Expected life (in years)	4	4
Expected dividends	$ nil	$ nil

Expected volatility was determined using the stock historical volatility for the four years prior to the date of grant, as this is the expected life of the stock option.

Stock-based compensation expense of $749 for the year ended December 31, 2011, is included in selling, general and administrative expenses (2010 - $257).  This includes $339 recognized as stock-based compensation option expense in respect of the executive stock options surrendered as discussed below and $410 in respect of amortization of outstanding stock options.

Also included in selling, general and administrative expenses for the year ended December 31, 2011 is $676 of compensation expense and fair value adjustment related to outstanding DSUs and RSUs discussed below. The compensation expense for the year ended December 31, 2011 totalled $401 (2010 – $526), and the fair value adjustments totalled $275 ( 2010 – ($512)).

On January 18, 2011, as a result of the desire to make a greater number of stock options available for non-executive officers and, in regard to the current level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 159,276 stock options held by them. The unvested portion of stock options surrendered of $339 was recognized as stock-based compensation option expense when the stock options were surrendered.

Deferred Share Unit Plan
The Corporation has a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors are not eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the holder, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the TSX on the date of termination.  Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value.  Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2011, 20,991 (2010 - 51,193) DSUs were issued with immediate vesting on the date of issuance. In 2011, nil DSUs were exercised (2010 - 5,646). At December 31, 2011, 108,909 (2010 - 87,918; 2009 - 42,371) DSUs were outstanding under the DSU Plan.  The Corporation recognized a compensation expense of $289 for the year ended December 31, 2011 (2010 - ($7) related to the DSUs. The liability amount of $617 (2010 - $328) is included in trade and other payables.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Restricted Share Unit Plan
In 2008, the Board of Directors authorized a restricted share unit (“RSU Plan”) for senior executives. Pursuant to the RSU Plan, senior executives may be granted a portion of their long-term incentive plan in the form of restricted share units (“RSUs”) instead of stock options. An RSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the senior executive. Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted.  Compensation cost for RSUs granted under the RSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value.  Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2011, 84,302 (2010 - 179,033) RSUs were awarded with vesting over a three-year period.  At December 31, 2011, 233,230 (2010 - 267,353; 2009 - 88,320) RSUs were outstanding under the RSU Plan.  As a result, the Corporation recognized a compensation expense of $387 for the year ended December 31, 2011 (2010 - $21). The liability amount of $531 (2010 - $338) is included in trade and other payables.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 16. Expenses By Nature

	2011	2010
Raw materials and consumables used	$13,845	$11,461
Employee benefits (note 17)	13,704	10,821
Facilities	1,604	1,744
Depreciation, amortization and impairment charges	950	995
Insurance	710	699
Shareholder communications and other corporate communications	564	1,516
Changes in inventories of finished goods and work-in-progress	493	2,489
Litigation settlement	-	(437)
Other	1,240	553
	$33,110	$29,841

Note 17. Employee Benefits Expense

Expenditures for employee benefits are as follows:

	2011	2010
Salaries and wages	$11,311	$9,525
Stock-based compensation	749	279
Medical, dental and insurance	428	305
Pension costs - defined benefit plan	105	142
Other	1,111	570
	$13,704	$10,821

Note 18. Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the years ended December 31, 2011 and 2010, research and product development expenses and non-repayable program funding, which have been received or are to be received, are as follows:

	2011	2010
Research and product development expenses	$4,675	$4,309
Government research and product development funding	(1,741)	(864)
	$2,934	$3,445

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 19. Other finance gains and losses, net

Components of other finance gains and losses, net are as follows:

	2011	2010
(Loss) gain from change in fair value of warrants (note 14)	$(273)	$1,689
(Loss) gain from change in net present value of repayable government contribution (note 13)	(59)	744
	$(332)	$2,433

Note 20.  Income Taxes

The components of income tax expense for each of the years is as follows:

	2011	2010
Current income taxes	$-	$3
Income tax expense	$-	$3

The estimated income tax rate for the Corporation is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions.

The Corporation’s computation of income tax expense is as follows:

	2011	2010
Loss before income taxes	$(9,788)	$(6,545)
Statutory income tax rate	28.25%	30.99%
Income tax recovery at statutory rate	(2,765)	(2,028)
Non-deductible expenses	214	92
Other permanent differences	(41)	(43)
Effect of income tax and rate changes on deferred income taxes	405	294
Effect of foreign currency rate changes on deferred income taxes	155	484
Change in valuation allowance related to the current year	2,032	1,204
Income tax expense	$-	$3

At December 31, 2011, the Corporation has available income tax loss carry-forwards of $56,595 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

2029	$517
2030	6,148
2031	6,428
No expiry	43,502
$56,595

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Components of the Corporation’s deductible temporary differences and unused tax losses are:

	2011	2010
Non-capital losses	$18,064	$16,509
Property, plant and equipment and intellectual property	526	562
Provisions	135	315
Other liabilities	1,315	620
	$20,040	$18,006

No deferred income tax asset has been recognized in respect of the $20,040 of losses and other temporary differences, as the Corporation is reflecting uncertainties associated with the realization of all deferred income tax assets.

Note 21.  Net Loss Per Share

For the year ended December 31, 2011, the weighted average number of common shares outstanding was 6,180,048 (2010 - 4,689,504). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Note 22.  Commitments

The Corporation incurred rental expenses of $866 under operating leases in 2011 (2010 - $1,386). The Corporation has future minimum lease payments under operating leases relating to premises, office equipment, and vehicles as follows:

2012	$833
2013	743
2014	243
2015	53
2016	3
Thereafter	-
$1,875

The Corporation leases various premises, office equipment, and vehicles under non-cancellable operating lease agreements. The lease agreements are classified as non-cancellable, as penalties are charged if cancellation does occur. Certain leases contain purchase option clauses, which provide Hydrogenics with the ability to purchase the equipment or automobile at fair value at time of exercise. The leases have varying terms, escalation clauses and renewal rights.

Note 23. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

Note 24.   Litigation Settlements

On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation (“APC”) regarding the Corporation’s previously announced litigation in connection with the Supply Agreement entitled “Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947.” Under terms of the settlement, APC paid the Corporation $1,200 and both parties have terminated all pending claims with regard to this matter.

On January 14, 2010, the Corporation issued units in an offering to two institutional investors, Alpha and Iroquois (note 14).  On February 23, 2010, Alpha filed suit against the Corporation and two of its officers in the Supreme Court of the State of New York (County of New York) regarding the Corporation’s share consolidation, which was announced on February 8, 2010. In its complaint, Alpha alleged the Corporation’s share consolidation triggered a put right pursuant to the terms of the warrants and gave rise to breach of contract, negligent misrepresentation and fraud claims. Alpha sought damages of at least $2,000 plus interest, costs and fees with respect to the alleged put right and damages of at least $1,375 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. The Corporation received a letter from Iroquois making similar allegations.  The Corporation settled these claims on May 21, 2010 by issuing 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States. Under the terms of each settlement agreement, the Corporation filed with the U.S. Securities and Exchange Commission a registration statement on Form F-3 covering the resale of the 100,000 common shares issued to each of Alpha and Iroquois. The value of the shares issued to settle this matter was $763.

Note 25. - Lines of Credit and Other Loan Facilities

Operating lines of credit

At December 31, 2011, the Corporation had entered into operating lines of credit for up to 5,500 euros, or the US equivalent of $7,135 (2010 - $4,687).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 5,500 euros. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 1,500 euros, provided that sufficient room exists under the overall facility limit of 5,500 euros. The Borrower may also borrow up to

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

500 euros for general business purposes, provided sufficient limit exists as the overall facility remains at 5,500 euros at December 31, 2011. The amount of the available lines of credit was reduced by 3,628 euros, the amount of the outstanding standby letters of credit and letters of guarantee, issued under the facility by the Belgian financial institution. At December 31, 2011, the Borrower had availability of 1,872 euros or the US equivalent of $2,113 (2010 - $4,078). Included within this limit was availability of 500 euros under the general business purposes operating line of credit, and 1,372 euros within the operating line of credit available for advances on awarded sales contracts. At December 31, 2011 and 2010, the Borrower had no indebtedness on its lines of credit related to general business purposes with a limit of 500 euros, nor had drawn upon the lines of credit based on the value of awarded sales contracts with a limit of 1,500 euros.

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets to other third parties. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany accounts with Hydrogenics Corporation (“the parent Corporation”) do not fall below a defined level. At December 31, 2011, the Borrower was in compliance with these covenants.

The Corporation has an additional $667 (2010 - $800) of operating lines of credit available to the Corporations within the Power division. The amount of the available lines of credit is reduced by $514, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the financial institution. At December 31, 2011, the Corporation had availability of $153 (2010 - $93).

Other loan facilities

On September 28, 2011, the Canadian operating entity ("Hydrogenics Corporation") entered into a loan agreement with the Province of Ontario Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements.  These conditions differ for each disbursement and are dependent on the execution of certain commercial events.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest-free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

During 2011, Hydrogenics Corporation drew down CA $1,500. The fair value of this loan, calculated as the present value of the cash outflows was $499 at December 31, 2011. The difference between the fair value of the loan and the proceeds received has been recorded as research and product development funding. The remaining CA$4,500 of research and product development funding remains undrawn at December 31, 2011. The conditions have not been met as of December 31, 2011 for further drawdowns of this loan. The loan is collateralized by a general security agreement covering all of the assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash and cash equivalents.  At December 31, 2011, Hydrogenics Corporation was in compliance with these covenants.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 26.  Guarantees

At December 31, 2011, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $5,221 (2010 - $2,805), with expiry dates extending to October 2012. The Corporation has restricted cash totalling $2,175 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

Note 27. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the shareholders of the Corporation. Billings by this related corporation for material totalled $125 in the year ended December 31, 2011 (2010 - $172). At December 31, 2011, the Corporation has an accounts payable balance due to this related party of $15 (2010 - $4).

As a result of CommScope’s investments in the Corporation, CommScope became a related party following the closing of the second tranche of the investment. Revenues from this related party for product were $187 in the year ended December 31, 2011 (2010 - $55).  At December 31, 2011, the Corporation has an accounts receivable balance due from this related party of $nil (2010 - $46).

All related party transactions have been recorded at normal third party terms.

All related party transactions involve the parent company. There are no related party transactions to disclose for the subsidiaries.

Key management compensation

Key management includes the Corporation’s directors and key executive members.

	2011	2010
Salaries and short-term employee benefits	$1,414	$1,738
Stock-based payment	1,112	687
	$2,526	$2,425

Note 28.  Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	2011	2010
Decrease (increase) in current assets
Trade and other receivables	$1,465	$(1,960)
Grants receivable	255	(193)
Inventories	(939)	3,370
Prepaid expenses and other current assets	132	462
Increase (decrease) in current liabilities
Trade and other payables	2,411	(3,934)
Unearned revenue	1,393	(795)
	$4,717	$(3,050)

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 29.  Segmented Financial Information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Corporation. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Financial information by reportable segment for the years ended December 31, 2011 and 2010 is as follows:
	Year ended December 31, 2011
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Statement of Operations and Comprehensive Loss:
Revenues from external customers	$19,685	$4,147	$-	$23,832
Intersegment revenue	-	315	-	315
Gross profit	4,187	1,301	-	5,488
Selling, general and administrative expenses	3,455	2,992	5,293	11,740
Research and product development expenses	682	2,157	95	2,934
Other finance losses, net	-	-	(332)	(332)
Interest income	-	-	41	41
Interest expense	-	-	(212)	(212)
Segment income (loss) (i)	51	(3,848)	(5,991)	(9,788)

Consolidated Balance Sheet:
Total segment assets	21,063	4,049	5,949	31,061
Total segment current liabilities	10,945	7,364	-	18,309
Total segment non-current liabilities	1,480	499	-	1,979

Other items (included in selling, general and administrative expenses and cost of sales ):
Depreciation of property, plant and equipment	448	432	-	880
Amortization of intangible assets	10	-	60	70

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	Year ended December 31, 2010

	OnSite	Power	Corporate
	Generation	Systems	and Other	Total
Consolidated Statement of Operations and Comprehensive Loss:
Revenues from external customers	$15,921	$5,009	$-	$20,930
Intersegment revenue	-	-	-	-
Gross profit	3,350	2,076	-	5,426
Selling, general and administrative expenses	2,376	3,478	5,373	11,227
Research and product development expenses	842	2,519	84	3,445
Other finance gains, net	-	-	2,433	2,433
Interest income	-	-	37	37
Interest expense	-	-	(213)	(213)
Segment income (loss) (i)	131	(3,921)	(2,755)	(6,545)

Consolidated Balance Sheet:
Total assets	19,275	5,906	6,292	31,473
Total current liabilities	7,203	6,734	-	13,937
Total non-current liabilities	-	1,162	938	2,100

Other items (included in selling, general and administrative expenses and cost of sales):
Depreciation of property, plant and equipment	457	442	-	899
Amortization of intangible assets	12	-	84	96

(i)
Segment income (loss) includes directly attributable selling, general and administrative costs, research and product development costs, net of associated grants and depreciation of property, plant and equipment and amortization of intangible assets.  It is consistent with the Corporation’s profit or loss before tax expense (income).

The accounting policies for intersegment transactions are the same as those described in note 3.

Goodwill relating to the Corporation’s OnSite Generation segment at December 31, 2011 was $4,941 (2010 - $5,100). OnSite Generation consists of the Corporation’s self-sustaining subsidiary primarily located in Belgium with a functional currency of the euro.  The changes in goodwill are a result of currency fluctuations between the US dollar and the euro.

Revenues and cost of revenues derived from products and services are as follows:

	2011	2010
Revenues
Products	$20,449	$16,768
Services	3,383	4,162
	$23,832	$20,930

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	2011	2010
Cost of sales
Products	$16,559	$13,180
Services	1,785	2,324
	$18,344	$15,504

Revenues are segmented by geographic region, as follows:

	2011	2010

Eastern Europe	$5,626	$2,461
European Union	4,854	5,308
Africa	4,385	191
North America	3,108	4,212
South America	2,747	2,273
Oceania	1,331	710
Asia	611	3,363
Middle East	122	2,412
Other	1,048	-
	$23,832	$20,930

The Corporation’s largest customers comprise the following percentages of revenues:

	2011	2010

First	13%	11%
Second	8	11
Third	6	11
Fourth	5	7
Others	68	60
	100%	100%

Property, plant and equipment are located in the following countries:

	2011	2010

Canada	$839	$730
Belgium	951	1,141
	$1,790	$1,871

Note 30.  Risk Management Arising From Financial Instruments and Capital Management

Financial instruments are classified into one of the following categories: held-for-trading; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities.  The following table summarizes information regarding the carrying values of the Corporation’s financial instruments:

	2011	2010

Loans and receivables (i)	$14,111	$14,592
Other financial liabilities (ii)	12,633	8,672

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

(i)	Includes cash and cash equivalents and restricted cash, and accounts receivable

(ii)	Includes financial liabilities included within trade and other payables, warrants, repayable government contributions, and long-term debt.

Liquidity risk
The Corporation has sustained losses and negative cash flows from operations since its inception.  At December 31, 2011, the Corporation had $7,785 (2010 - $7,881) of current cash and cash equivalents.  Liquidity risk is the risk the Corporation will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Corporation is exposed to liquidity risk as it continues to have net cash outflows to support its operations.  The Corporation’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets and to meet commitments and obligations in the most cost-effective manner possible. The Corporation achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital.  The Corporation monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Corporation’s financing plans and compliance with internal targets. A significant portion of the Corporation’s financial liabilities are classified as current liabilities, as settlement is expected within one year.  There are uncertainties related to the timing and use of the Corporation’s cash resources.  Note 1, Description of Business and Going Concern, discloses the risks surrounding the timing and the use of the Corporation’s cash resources.

The following table details the Corporation’s contractual maturity for its net financial liabilities. The information presented is based on the earliest date on which the Corporation can be required to pay and represents the undiscounted cash flow including principal and interest.

At December 31, 2011

	Due within one year	Due between one and two years	Due between three and five years	Due between six and ten years	Due between ten and twenty years
Trade and other payables	$9,470	$-	$-	$-	$-
Warrants	1,525	-	-	-	-
Repayable government contributions	449	183	785	218	-
Long-term debt	-	-	-	1,637	-

At December 31, 2010

	Due within one year	Due between one and two years	Due between three and five years	Due between six and ten years	Due between ten and twenty years
Trade and other payables	$6,146	$-	$-	$-	$-
Warrants	1,252	-	-	-	-
Repayable government contributions	273	157	701	511	-
Long-term debt	-	-	-	-	-

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Credit risk
Credit risk arises from the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Corporation is exposed to credit risk from customers. At December 31, 2011, the Corporation’s two largest customers accounted for 21% of revenue (21% at December 31, 2010) and 1.7% of accounts receivable (13% at December 31, 2010). In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and, in some cases, irrevocable letters of credit. The majority of the Corporation’s sales are invoiced with payment terms between 30 and 60 days. The Corporation’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable.

The Corporation’s trade receivables have a carrying value of $3,664 at December 31, 2011 (2010 - $5,017), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts and insurance. An insignificant amount of these receivables was past due as at December 31, 2011. The Corporation’s gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows:

	2011	2010

Europe	69%	54%
North America	15	11
Asia	-	7
Rest of world	16	28
	100%	100%

The activity of the allowance for doubtful accounts for the year is as follows:
	2011	2010

Allowance for doubtful accounts – beginning of year	$111	$288
Bad debt expense	110	38
Reversal of bad debt expense	(12)	(210)
Writeoff of bad debts	(11)	(5)
Allowance for doubtful accounts – end of year	$198	$111

The Corporation believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 0 - 30 days of the payment term on the invoice.

The Corporation may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, Belgian and German banks. The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies. In addition, the Corporation minimizes exposure to credit risk by strategically managing cash balances at individual banks. As well, the Corporation may fund working capital by leveraging credit facilities that are not 100% secured by cash, resulting in a mitigation of credit risk at the corresponding bank.

The Corporation’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these chartered banks. The Corporation’s cash and cash equivalents and restricted cash carrying value is $9,960 at December 31, 2011 ($8,989 at December 31, 2010), representing the maximum exposure to credit risk of these financial assets. Approximately 99% (55% - December 31, 2010) of the Corporation’s cash and restricted cash at December 31, 2011 was held by four financial institutions. The Corporation’s exposure to credit risk

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

relating to cash and cash equivalents and short-term investments, segmented by geographic area as at December 31, was as follows:

	2011	2010

Canada	58%	70%
Belgium	38	24
Germany	4	6
	100%	100%

Foreign currency risk
Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in currencies other than the functional currency of the parent corporation (US$) and the functional currency of its self-sustaining subsidiary (euro).  This primarily includes Canadian dollar transactions at the parent corporation and US dollar transactions at the Corporation’s self-sustaining subsidiary. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable functional currency of the self-sustaining subsidiary to the extent practical to match the obligations of its financial liabilities.  Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies.  This primarily includes cash and cash equivalents, trade and other receivables and trade and other payables which are denominated in foreign currencies.  The Corporation recognized foreign exchange losses in the year ended December 31, 2011 of $7, compared to foreign exchange gains of $109 in the year ended December 31, 2010.

If an increase in the Canadian dollar relative to the US dollar of 10% were to occur, the exchange gain on the net financial assets would be $248, whereas a negative decrease in the Canadian dollar relative to the US dollar of 10% would result in a loss of $248.

If a shift in the euro relative to the US dollar of 10% were to occur, the exchange gain on the net financial assets would be $60, whereas a negative decrease in the euro relative to the US dollar of 10% would result in a loss of $60.

Interest rate risk
Cash flow interest rate risk arises because of the fluctuation in market interest rates.  The Corporation’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Corporation is subject to interest rate risk on its short-term borrowings offset by cash and cash equivalents. The Corporation’s debt borrowings are at a fixed interest rate. If an increase in interest rates of 10% were to occur, the impact on cash and cash equivalents and restricted cash and the related net loss for the period would be positive $37. Given the prevailing interest rates earned by the Corporation’s short-term investments, a decrease of 10% would not be possible.

Fair value
The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Management of capital
The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development and undertake selective acquisitions, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Corporation’s capital is composed of cash and cash equivalents, long-term debt and shareholders’ equity. The total capital at December 31, 2011 is $18,059 (2010 - $23,317). The Corporation’s primary uses of capital are to finance operations, increases in non-cash working capital and capital expenditures. The Corporation currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Corporation’s objectives when managing capital are to ensure the Corporation will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders.

The Corporation monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.